SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:

— Press Release dated March 12, 2007.
— Press Release dated March 12, 2007.

Press Release
ENEL: DERIVATIVE CONTRACTS SIGNED TO ACQUIRE ANOTHER 2.98% OF ENDESA
Rome, March 12, 2007 - Enel S.p.A. (Enel) informs that its wholly-owned subsidiary Enel Energy Europe S.r.l. (EEE, which already owns 9.9% of Endesa’s share capital) has finalized a share swap transaction with Mediobanca whose underlying security is represented by a maximum of 31,500,000 shares of Endesa (equal to 2.98% of the latter share capital).
The procedure for the liquidation is a cash settlement, with the conditional right for EEE to elect physical settlement, which is subject among other requirements to the Enel’s obtaining the required administrative authorizations needed to complete the acquisition of Endesa’s shares.
To fulfil the aforementioned share swap transaction, EEE has obtained financing sources for the same total of 31,500,000 shares of Endesa at an average price of 39 euros per share.

Press Release
ENEL: TO DATE DERIVATIVE CONTRACTS HAVE BEEN SIGNED FOR THE ACQUISITION OF AN OVERALL 14.98% OF ENDESA
Rome, March 12, 2007 - Enel S.p.A. (Enel) informs that, following today’s share swap agreement between Mediobanca and Enel’s wholly-owned subsidiary Enel Energy Europe S.r.l. (EEE) whose underlying security is represented by a maximum of 31,500,000 shares of Endesa, the total number of Endesa’s shares underlying the share swap transactions carried out by EEE (for which EEE has already obtained financing sources) is equal to 158,601,597 (equal to 14.98% of the share capital of Endesa).
EEE already owns 105,800,000 shares of Endesa (equal to 9.99% of the relevant share capital).

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: March 12, 2007